EXHIBIT G – PROXY VOTING POLICIES AND PROCEDURES

MEASURED RISK PORTFOLIOS, INC.
PROXY VOTING POLICIES AND PROCEDURES

August 2020

Measured Risk Portfolios, Inc. (“MRP”) has a general policy of not voting proxies on behalf of clients for any securities held in a client’s managed account. These policies and procedures, which may be amended from time to time, only apply to the voting of such proxies by MRP. Any proxies received by MRP on behalf of managed account clients, will be promptly forwarded to the client for voting.

SECTION 1 - VOTING RESPONSIBILITY

MRP’s Chief Compliance Officer (“CCO”) has the responsibility of voting the Fund’s proxies received by MRP (the “Responsible Voting Party”). MRP may delegate to a third party vendor, the responsibility to review proxy proposals and make voting recommendations. MRP will ensure that any third party recommendations followed will be consistent with the Proxy Voting Guidelines.

SECTION 2- PROXY VOTING GUIDELINES

The fundamental guidelines followed by MRP in voting proxies on behalf of the Fund is to make every effort to ensure that the manner in which shares are voted is in the best interest of the Fund and the value of the specific investment. We generally believe that portfolio managers that invest in and track particular companies have a unique perspective to make decisions with regard to proxy votes, so we usually rely on their input to make the final decisions on how to cast proxy votes.

No set of proxy voting guidelines can anticipate all situations that may arise. Therefore, absent “Special Circumstances” of the types described further below, it is the policy of MRP to exercise its proxy voting discretion in accordance with the following guidelines:

Election of the Board of Directors

We believe that good corporate governance generally starts with a board composed primarily of independent directors, unfettered by significant ties to management, all of whose members are elected annually. We also believe that some measure of turnover in board composition typically promotes more independent board action and fresh perspectives on governance. Of greater importance is the skill set of the proposed board member. We will also look at the backgrounds of the directors to gauge their business acumen and any special talent or experience that may add value to their participation on the board.

The election of a company’s board of directors is one of the most fundamental rights held by shareholders. Because a classified board structure prevents shareholders from electing a full slate of directors annually, we will pay special attention to efforts to declassify boards or other measures that permit shareholders to remove a majority of directors at any time.

Approval of Independent Auditors

We believe that the relationship between a company and its auditors should be limited primarily to the audit engagement, although it may include certain closely related activities that do not raise an appearance of impaired independence.

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We will evaluate on a case-by-case basis instances in which the audit firm has a substantial non-audit relationship with a company to determine whether we believe independence has been, or could be, compromised.

Equity-based compensation plans

We believe that appropriately designed equity-based compensation plans, approved by shareholders, can be an effective way to align the interests of shareholders and the interests of directors, management, and employees by providing incentives to increase shareholder value. Conversely, we are opposed to plans that substantially dilute ownership interests in the company, provide participants with excessive awards, or have inherently objectionable structural features.

We will generally support measures intended to increase stock ownership by executives and the use of employee stock purchase plans to increase company stock ownership by employees. These may include:

1.	Requiring senior executives to hold stock in a company.

2.	Requiring stock acquired through option exercise to be held for a certain period of time.

These are guidelines, and we consider other factors, such as the nature of the industry and size of the company, when assessing a plan’s impact on ownership interests.

Corporate Structure

We view the exercise of shareholders’ rights, including the rights to act by written consent, to call special meetings and to remove directors, to be fundamental to good corporate governance.

Because classes of common stock with unequal voting rights limit the rights of certain shareholders, we generally believe that shareholders should have voting power equal to their equity interest in the company and should be able to approve or reject changes to a company’s by-laws by a simple majority vote.

We will generally support the ability of shareholders to cumulate their votes for the election of directors.

Shareholder Rights Plans

There are arguments both in favor of and against shareholder rights plans, also known as poison pills. For example, such measures may tend to entrench or provide undue compensation to current management, which we generally consider to have a negative impact on shareholder value. Therefore, our preference is for a plan that places shareholder value in a priority position above interests of management.

Special Circumstances

MRP may choose not to vote proxies in certain situations, such as: 1) where MRP deems the cost of voting would exceed any anticipated benefit to the Fund, or 2) where a proxy is received for a security no longer held in the Fund’s portfolio (i.e., MRP had previously sold the entire position).

Any changes to the Proxy Voting Guidelines must be pre-approved in writing by MRP’s CCO. Any proxies received for issues not covered above will be voted on a case-by-case basis.

SECTION 3 - APPLICATION OF PROXY VOTING GUIDELINES

It is intended that the Proxy Voting Guidelines will be applied with a measure of flexibility. Accordingly, except as otherwise provided in these policies and procedures, the Responsible Voting Party may vote a

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proxy contrary to the Proxy Voting Guidelines if it is determined that such action is in the best interests of the Fund. In the exercise of such discretion, the Responsible Voting Party may take into account a wide array of factors relating to the matter under consideration, the nature of the proposal, and the company involved. Also, special circumstances or instructions from the Fund may also justify casting different votes.

The Responsible Voting Party will document the rationale for any proxy voted contrary to the Proxy Voting Guidelines. Such information will be maintained as part of the recordkeeping process.

SECTION 4 - CONFLICTS OF INTEREST

MRP may occasionally be subject to conflicts of interest in the voting of proxies due to business or personal relationships it maintains with persons having an interest in the outcome of certain votes. For example, MRP and/or one of its, or the Fund’s affiliates may provide investment management, brokerage, underwriting, and related services to accounts owned or controlled by companies whose management is soliciting proxies. MRP, its, or the Fund’s affiliates and/or employees may also occasionally have business or personal relationships with other proponents of proxy proposals, participants in proxy contests, corporate directors or candidates for directorships.

If at anytime, any MRP employee and/or the Responsible Voting Party become aware of any type of potential or actual conflict of interest relating to a particular proxy proposal, they will promptly report such conflict to the CCO. If it is the CCO who is aware of the conflict, he will report such to the Fund’s CCO. Conflicts of interest will be handled in various ways depending on the type and materiality. This includes:

I.	Where the Proxy Voting Guidelines outline MRP’s voting position, as generally “for” or “against” such proxy proposal, voting will be in accordance with the Proxy Voting Guidelines.

II.	Where the Proxy Voting Guidelines outline MRP’s voting position to be determined on a “case by case” basis for such proxy proposal, or such proposal is not listed in the Proxy Voting Guidelines, then one of the two following methods will be selected by MRP depending upon the facts and circumstances of each situation and the requirements of applicable law:

A.	Voting the proxy in accordance with the voting recommendation of a non-affiliated third party vendor. If the third party vendor’s recommendations are not received in a timely fashion, MRP will abstain from voting the proxy.

B.	Voting the proxy pursuant to direction by the Board of Trustees of the Fund.

SECTION 5 - PROXY VOTING RECORDS

MRP will maintain the following records under these policies and procedures:

I.	A copy of all policies and procedures.

II.	A copy of each proxy statement received regarding the Fund’s securities.

III.	A record of each vote cast by MRP on behalf of the Fund.

IV.	A copy of any document created by MRP that was material to making a decision on how to vote proxies on behalf of the Fund or that memorialize the basis for that decision.

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V.	A copy of each written request by the Fund for information on how MRP voted proxies on behalf of the Fund, and a copy of any written response by MRP to any (written or verbal) request for information on how MRP voted proxies on behalf of the Fund.

The foregoing records will be retained for at least six (6) years from the end of the year the document was created. MRP may rely on one or more third parties to create and retain the records referred to in items II and III above.

The CCO will ensure that MRP’s proxy voting policy is disclosed in the firm’s Form ADV Part 2A.

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